                                                                    EXHIBIT 99.2

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

INFOSYS RECORDS HIGHER VOLUME GROWTH. INCREASES GUIDANCE FOR REVENUE AND EPS FOR FISCAL 2004

Bangalore, India - July 10, 2003

Highlights

Results for the quarter ended June 30, 2003

- Income from software development services and products was Rs. 1,081.98 crore for the first quarter ended June 30, 2003, an increase of 41.51% over comparable income for the corresponding quarter in the previous year

-    Earnings per share from ordinary activities increased to Rs. 41.98 from Rs.
     32.76 for the corresponding quarter in the previous year, an increase of 28.14%

-    22 new clients were added during the quarter

Outlook for the quarter ending September 30, 2003*

- Income from software development services and products is projected to be between Rs. 1,086 and Rs. 1,095 crore

-    Earnings per share is expected to be between Rs. 42.00 and Rs. 42.10

Outlook for the fiscal year ending March 31, 2004*

- Income from software development services and products is projected to be between Rs. 4,420 and Rs. 4,483 crore

-    Earnings per share is expected to be between Rs. 168.20 and Rs. 168.50

* conversion 1 US$ = Rs. 46.40

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

RESULTS FOR THE QUARTER ENDED JUNE 30, 2003

The audited financial results, according to Indian GAAP, for the quarter ended June 30, 2003 were taken on record by the Board at its meeting held on July 10, 2003.

The profit and loss account is summarised below:

                                                                                  in Rs. crore, except per share data
---------------------------------------------------------------------------------------------------------------------
                                                                                                   GROWTH % IN Q1
                                          QUARTER ENDED JUNE 30,                  QUARTER ENDED     FY 2004 OVER Q4
PARTICULARS                                2003            2002        GROWTH%    MARCH 31, 2003       FY 2003
---------------------------------------------------------------------------------------------------------------------
INCOME
Software services and products
     Overseas                            1058.65          750.52        41.06         990.57              6.87
     Domestic                              23.33           14.10        65.46          29.28            (20.32)
                                         ---------------------------------------------------------------------
TOTAL INCOME                             1081.98          764.62        41.51        1019.85              6.09
                                         ---------------------------------------------------------------------

SOFTWARE DEVELOPMENT
EXPENSES                                  572.78          377.39        51.83         529.80              8.15
                                         ---------------------------------------------------------------------
GROSS PROFIT                              509.20          387.23        31.50         490.05              3.91

Selling and marketing expenses             79.72           55.09        44.71          68.96             15.60
General and administration
expenses                                   81.18           57.21        41.90          80.72              0.57
                                         ---------------------------------------------------------------------

OPERATING PROFIT (EBIDTA)                 348.30          274.93        26.69         340.37              2.33
Interest                                       -               -            -              -                 -
Depreciation and amortization              44.26           40.48         9.34          52.75            (16.09)
                                         ---------------------------------------------------------------------
OPERATING PROFIT AFTER
INTEREST, DEPRECIATION AND
AMORTIZATION                              304.04          234.45        29.68         287.62              5.71

Other income                               32.44           24.90        30.28          27.38             18.48
Provision for investments                   6.36               -            -              -                 -
                                         ---------------------------------------------------------------------
PROFIT BEFORE TAX                         330.12          259.35        27.29         315.00              4.80

Provision for taxation                     52.00           42.50        22.35          56.00             (7.14)
                                         ---------------------------------------------------------------------
PROFIT AFTER TAX                          278.12          216.85        28.25         259.00              7.38
                                         ---------------------------------------------------------------------

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/-
each)
Basic                                      41.98           32.76        28.14          39.10              7.37
Diluted                                    41.83           32.46        28.87          38.59              8.40
                                         ---------------------------------------------------------------------

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

BUSINESS OUTLOOK

"THERE IS AN INCREASED INTEREST IN OFFSHORE OUTSOURCING AS GLOBAL CORPORATIONS REALIZE ITS BENEFITS. BUSINESS OPPORTUNITIES CONTINUE TO GROW. HOWEVER, THE PRICING ENVIRONMENT REMAINS CHALLENGING," said Nandan M. Nilekani, CEO, President and Managing Director. "OUR VALUE PROPOSITION TO CLIENTS REMAINS STRONGLY DIFFERENTIATED, DESPITE THE INCREASING PRESENCE OF GLOBAL COMPETITORS."

The company's guidance for the quarter ending September 30, 2003 and the fiscal year ending March 31, 2004, under Indian GAAP and US GAAP, is as follows:

UNDER INDIAN GAAP

Outlook for the quarter ending September 30, 2003*

INFOSYS NON-CONSOLIDATED

- Income from software development services and products is projected to be between Rs. 1,086 and Rs. 1,095 crore

-    Earnings per share is expected to be between Rs. 42.00 and Rs. 42.10

PROGEON

- Income from business process management and transitioning services is projected to be between Rs. 13.00 and Rs. 13.90 crore

INFOSYS CONSOLIDATED

-    Income is projected to be between Rs. 1,099 and Rs. 1,109 crore

-    Earnings per share is expected to be between Rs. 42.20 and Rs. 42.30

Outlook for the fiscal year ending March 31, 2004*

INFOSYS NON-CONSOLIDATED

- Income from software development services and products is projected to be between Rs. 4,420 and Rs. 4,483 crore

-    Earnings per share is expected to be between Rs. 168.20 and Rs. 168.50

PROGEON

- Income from business process management and transitioning services is projected to be between Rs. 75.80 and Rs. 85.30 crore

INFOSYS CONSOLIDATED

-    Income is projected to be between Rs. 4,496 and Rs. 4,568 crore

-    Earnings per share is expected to be between Rs. 169.20 and Rs. 169.80

* conversion 1 US$ = Rs. 46.40

UNDER US GAAP

Outlook for the quarter ending September 30, 2003

     - Consolidated net revenues projected to be in the range of $ 237 million to $ 239 million

     -    Consolidated earnings per American Depositary Share expected to be $
          0.45

Outlook for the fiscal year ending March 31, 2004

     - Consolidated net revenues projected to be in the range of $ 966 million to $ 982 million

     - Consolidated earnings per American Depositary Share expected to be in the range of $ 1.81 to $ 1.82

"IN SPITE OF THE CHALLENGING ENVIRONMENT, INFOSYS CONTINUED TO INVEST IN SALES, MARKETING AND NEW SERVICES, WHILE IMPROVING EXISTING SERVICES. NEW SERVICES INTRODUCED OVER THE LAST THREE YEARS CONTRIBUTED SIGNIFICANTLY TO CURRENT REVENUES," said S. Gopalakrishnan, Member of the Board and COO. "SALARIES WERE INCREASED FOR OUR EMPLOYEES IN INDIA. INCREASED INVESTMENTS HAVE BEEN BALANCED WITH EFFECTIVE CONTROL OF DISCRETIONARY EXPENDITURE."

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

OPERATIONS

The utilization rate including trainees was 77.3% for the quarter as compared to 77.8% for the quarter ended March 31, 2003 and 78.9% for the quarter ended June 30, 2002. The utilization rate excluding trainees was 83.9% for the quarter as compared to 82.1% for the quarter ended March 31, 2002 and 80.2% for the quarter ended June 30, 2002.

"THE STRONG GROWTH IN VOLUME HAS EXCEEDED OUR INITIAL EXPECTATIONS," said S. D. Shibulal, Member of the Board and Head - World-wide Customer Delivery. "OUR UTILIZATION HAS FURTHER IMPROVED DURING THE QUARTER. THERE HAS BEEN A CHANGE IN THE ONSITE-OFFSHORE MIX DUE TO A HIGHER COMPONENT OF OFFSHORE WORK."

BILLING RATES

Software revenues in US dollar terms grew by 7.7% for the quarter as compared to the quarter ended March 31, 2003. Revenue growth comprised volume growth of 9.6% offset by a price decline of 1.9%, as compared to the quarter ended March 31, 2003.

EXPANSION OF SERVICES AND SIGNIFICANT PROJECTS

Infosys continued to partner with Global 2000 and other established corporations to transform their business through innovative application of technology. This helped the company grow even in challenging economic conditions. During the quarter, the company added 22 clients to its portfolio and maintained a high repeat business rate of 97.8%.

Infosys strengthened its presence in the financial services industry by partnering with clients to develop technology-enabled business solutions. A GLOBAL BANKING ENTERPRISE selected Infosys to implement a sourcing strategy for reducing cost, improving the efficiency of internal operations, and enabling a quicker response to business needs, for its North American operations. A LARGE, DIVERSIFIED BANK BASED IN THE UK entered into a long-term strategic relationship with the company for its Information Technology (IT) requirements. Infosys is also designing and building a research portal for A PROVIDER OF SECURITIES AND INVESTMENT BANKING functions.

Infosys' Banking Business Unit (BBU) expanded its presence across the globe through its suite of FINACLE(R) banking products. One of THE LEADING BANKS IN NEPAL, WITH ITS HEADQUARTERS IN KATHMANDU, signed up with Infosys to deploy FINACLE(R) Core Banking and FINACLE(R) eChannels. Recently, the company started working with A BANK HEADQUARTERED IN JOSE, NIGERIA. The bank chose to use FINACLE(R) Core Banking, FINACLE(R) eChannels and FINACLE(R) eCorporate for implementing a strategic transformation plan.

Clients in the high-tech space continued to leverage Infosys' expertise in business critical applications. The company, along with ENTERPRISE BUSINESS SYSTEMS SOLUTIONS, a Toshiba subsidiary, commenced work on an end-to-end Oracle manufacturing implementation for A LEADING MANUFACTURER OF ELECTRONIC GOODS IN THE ASIA PACIFIC REGION. During the quarter, the company also completed the roll out of a global supply chain management initiative for A WORLDWIDE LEADER IN THE SEMICONDUCTOR INDUSTRY, in Asia Pacific and the U.S.

The company strengthened its presence in the automotive and aerospace sector by commencing work for ONE OF THE FORTUNE 500 AUTOMOTIVE COMPANIES in the U.S. Infosys will develop a consolidated requirements management and planning system for the client. In Europe, Infosys is assisting A LEADING AUTOMOTIVE SYSTEM SUPPLIER in the advanced simulation of various crash conditions.

In the transportation space, the company continued to work with a LEADING WORLDWIDE EXPRESS AND LOGISTICS COMPANY as its strategic IT partner. Infosys is developing and rolling out a new global customer database system for its shipment and logistics business.

In the consulting space, Infosys assisted ONE OF THE LARGEST BEVERAGE COMPANIES IN THE WORLD in preparing a technology roadmap for its sales and distribution systems in Asia. It also provided

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

consulting services to A LEADING HOME ENTERTAINMENT STUDIO to increase profitability and to improve customer service.

In the energy sector, Infosys partnered with AN ENERGY COMPANY IN THE U.S. to raise its service levels and to improve customer-facing processes. Further, Infosys completed a prestigious engagement with A MAJOR INTEGRATED OIL AND GAS COMPANY. During the engagement, Infosys advised the client on the strategy for outsourcing its key business processes.

Other key engagements include development of embedded software for the products division of THE WORLD'S LARGEST MANUFACTURER OF EARTH MOVING MACHINERY and business process re-engineering and application development services for A GLOBAL LEADER IN CONTRACT RESEARCH AND LAB SERVICES.

"OUR CONTINUED INVESTMENT IN CLIENT-FACING ACTIVITIES HAS ENABLED US TO ADDRESS CLIENT REQUIREMENTS MORE EFFECTIVELY AND TO DEEPEN RELATIONSHIPS. THIS HAS HELPED US MANAGE A HIGHER SHARE OF OUR CLIENTS' WALLET," said Basab Pradhan, Head - World-wide Sales and Senior Vice President.

PROGEON LIMITED

Progeon Limited ("Progeon") added 2 clients during the quarter and generated revenues of Rs. 12.87 crore. The net addition to employees during the quarter was 343 and the employee strength as on June 30, 2003 was 882.

The consolidated financial results including the financial results of Progeon Limited, according to Indian GAAP, for the quarter ended June 30, 2003 are attached to this release.

STRATEGIC INVESTMENTS

The company had made several strategic investments in the past. These investments were aimed at procuring substantial business benefits to Infosys. The company's policy is to review all the investments on an ongoing basis and make adequate provisions, where necessary.

Based on the review of the financial condition of the investee companies as well as their business environment, the company provided for an aggregate amount of Rs. 6.35 crore on its long-term investments during this quarter. The provisions included Rs. 4.47 crore towards CiDRA Corporation, USA and Rs. 1.88 crore towards Stratify, Inc. (formerly Purpleyogi, Inc.).

LIQUIDITY AND CAPITAL EXPENDITURE

Cash and cash equivalents increased by Rs. 87.56 crore during the quarter, from Rs. 1,638.51 crore to Rs. 1,726.07 crore, after incurring capital expenditure of Rs. 58.38 crore. Operating cash flows for the quarter ended June 30, 2003 were Rs. 334.20 crore (Rs. 191.33 crore for the quarter ended June 30, 2002). The company spent Rs. 58.38 crore on capital expenditure during the quarter as compared to Rs. 53.79 crore during the quarter ended June 30, 2002. Despite this, the free cash flows for the quarter ended June 30, 2003 were Rs. 87.56 crore (Rs. 62.27 crore for the quarter ended June 30, 2002).

"INCREASED EFFICIENCY AND OPTIMIZATION OF EXPENSES HAVE HELPED US MAINTAIN OUR MARGINS DESPITE THE INCREASE IN SALARY COST," said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. "WE HAVE PRO-ACTIVELY HEDGED OUR NET RECEIVABLES TO MITIGATE THE IMPACT OF RUPEE APPRECIATION ON OUR MARGINS."

HUMAN RESOURCES

Infosys increased its total employee strength to 17,095 as on June 30, 2003, up from 15,356 as on March 31, 2003. The number of software professionals as on June 30, 2003 increased to 15,623 from 14,001 as on March 31, 2003. Of these 15,623 software professionals, 516 belong to the Banking Business Unit.

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

The net addition to employees during the quarter was 1,739 as compared to 1,298 during the quarter ended March 31, 2003. Gross addition to employees during the quarter was 2,175, of which 303 were lateral employees.

UPDATE ON SPONSORED SECONDARY ADR PROGRAM

The Company plans to despatch the "Invitation to Offer" with respect to the Sponsored Secondary ADR Program to the shareholders in India on July 12, 2003.

INFRASTRUCTURE DEVELOPMENT

Bangalore

A Software Development Block with a capacity of 950 seats was completed and was occupied by the Banking Business Unit. Work was completed for the balance of 536 seats of a Software Development Block and leased to Progeon Limited. Work is in progress for another Software Development Block capable of accommodating 1,050 seats. As on June 30, 2003, Infosys City had a built-up area of 14,71,536 sq.ft. capable of accommodating 7,915 seats.

Pune

The Customer Care Center with a built-up area of 85,000 sq.ft. capable of accommodating 350 seats was completed during the quarter. The campus is now complete with a built-up area of 5,89,647 sq.ft. capable of accommodating 3,176 seats.

Chennai

The Customer Care Center with a built-up area of 75,000 sq.ft. capable of accommodating 250 seats was completed. Work was also completed for accommodating 165 seats in a Software Development Block. The campus is now complete with a built-up area of 4,21,317 sq.ft. capable of accommodating 2,816 seats.

Hyderabad

Civil works have started for the third Software Development Block that will have a built-up area of 1,45,000 sq.ft. capable of accommodating 1,220 professionals. Currently, the campus has a built-up area of 3,17,000 sq.ft. capable of accommodating 1,645 seats.

Mysore

Civil works have started for the second Software Development Block that will have a built-up area of 1,00,000 sq.ft. capable of accommodating 850 professionals. Currently, the campus, including the Infosys Leadership Institute and staff hostel, has a built-up area of 4,18,450 sq.ft. capable of accommodating 634 seats.

Bhubaneshwar

Civil works have started for the third Software Development Block that will have a built-up area of 95,000 sq.ft. capable of accommodating 800 professionals. Currently, the campus has a built-up area of 1,89,000 sq.ft. capable of accommodating 1,200 seats.

As on June 30, 2003, the company had a built-up area of 36,59,250 sq.ft. capable of accommodating 18,733 seats and 4,60,000 sq.ft. under completion capable of accommodating 4,438 seats.

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

ABOUT THE COMPANY

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as client business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

SAFE HARBOR

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

INFOSYS TECHNOLOGIES LIMITED

                                                                             in Rs. crore
-------------------------------------------------------------------------------------------
     Balance Sheet as at                     June 30, 2003   June 30, 2002   March 31, 2003
-------------------------------------------------------------------------------------------
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital                                     33.12            33.09            33.12
Reserves and surplus                           3,106.71         2,264.47         2,827.53
                                               ------------------------------------------
                                               3,139.83         2,297.56         2,860.65
                                               ==========================================

APPLICATION OF FUNDS
FIXED ASSETS
Original cost                                  1,363.55         1,098.70         1,273.32
Less: Depreciation and amortization              621.03           431.74           577.15
                                               ------------------------------------------
Net book value                                   742.52           666.96           696.17
Add: Capital work-in-progress                     44.23            88.97            76.55
                                               ------------------------------------------
                                                 786.75           755.93           772.72

INVESTMENTS                                      127.38            56.96            33.20

DEFERRED TAX ASSETS                               38.34            24.84            36.81

CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors                                   557.30           413.29           512.14
Cash and bank balances                         1,373.51           887.32         1,336.23
Loans and advances                               942.16           668.59           872.78
                                               ------------------------------------------
                                               2,872.97         1,969.20         2,721.15
Less: Current liabilities                        354.08           213.71           315.25
      Provisions                                 331.53           295.66           387.98
                                               ------------------------------------------
NET CURRENT ASSETS                             2,187.36         1,459.83         2,017.92
                                               ------------------------------------------
                                               3,139.83         2,297.56         2,860.65
                                               ==========================================

NOTE:
The audited Balance Sheet as at June 30, 2003 has been taken on record at the Board meeting held on July 10, 2003.

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

INFOSYS TECHNOLOGIES LIMITED

                                                                        in Rs. crore, except per share data
------------------------------------------------------------------------------------------------------------
                                                                      Quarter ended             Year ended
Profit and Loss Account for the                              June 30, 2003    June 30, 2002   March 31, 2003
------------------------------------------------------------------------------------------------------------
INCOME
Software services and products
Overseas                                                         1,058.65           750.52         3,543.51
Domestic                                                            23.33            14.10            79.18
                                                              ---------------------------------------------
                                                                 1,081.98           764.62         3,622.69
SOFTWARE DEVELOPMENT EXPENSES                                      572.78           377.39         1,813.30
                                                              ---------------------------------------------
GROSS PROFIT                                                       509.20           387.23         1,809.39
SELLING AND MARKETING EXPENSES                                      79.72            55.09           266.98
GENERAL AND ADMINISTRATION EXPENSES                                 81.18            57.21           270.37
                                                              ---------------------------------------------
                                                                   160.90           112.30           537.35
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION
AND AMORTIZATION                                                   348.30           274.93         1,272.04
Interest                                                                -                -                -
Depreciation and amortization                                       44.26            40.48           188.95
                                                              ---------------------------------------------
OPERATING PROFIT AFTER INTEREST, DEPRECIATION                      304.04           234.45         1,083.09
AND AMORTIZATION
Other income                                                        32.44            24.90            99.61
Provision for investments                                            6.36                -            23.77
                                                              ---------------------------------------------
NET PROFIT BEFORE TAX                                              330.12           259.35         1,158.93
Provision for taxation                                              52.00            42.50           201.00
                                                              ---------------------------------------------
NET PROFIT AFTER TAX                                               278.12           216.85           957.93
                                                              ---------------------------------------------
AMOUNT AVAILABLE FOR APPROPRIATION                                 278.12           216.85           957.93
                                                              ---------------------------------------------
DIVIDEND
Interim                                                                 -                -            82.76
Final (proposed)                                                        -                -            96.05
Dividend Tax                                                            -                -            12.30
Amount transferred - general reserve                                    -                -           766.82
Balance in Profit and Loss Account                                 278.12           216.85                -
                                                              ---------------------------------------------
                                                                   278.12           216.85           957.93
                                                              =============================================
EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
  Basic                                                             41.98            32.76           144.68
  Diluted                                                           41.83            32.46           143.37
Number of shares used in computing earnings per share
  Basic                                                       6,62,45,174      6,61,88,530      6,62,11,068
  Diluted                                                     6,64,79,367      6,67,95,945      6,68,16,821
                                                              =============================================

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

SEGMENTAL REVENUE ANALYSIS - BY GEOGRAPHICAL AREA

------------------------------------------------------------------------------------------------
                           Three months ended June 30, 2003     Three months ended June 30, 2002
------------------------------------------------------------------------------------------------
                             in Rs. crore       % to total         in Rs. crore     % to total
------------------------------------------------------------------------------------------------
North America                    805.95             74.49              552.56          72.27
Europe                           190.11             17.57              147.50          19.29
India                             23.33              2.16               14.10           1.84
Rest of the world                 62.59              5.78               50.46           6.60
--------------------------------------------------------------------------------------------
TOTAL                          1,081.98            100.00              764.62          100.0
--------------------------------------------------------------------------------------------

SEGMENTAL REVENUE ANALYSIS - BY INDUSTRY

------------------------------------------------------------------------------------------------
                           Three months ended June 30, 2003     Three months ended June 30, 2002
------------------------------------------------------------------------------------------------
                             in Rs. crore       % to total         in Rs. crore     % to total
------------------------------------------------------------------------------------------------
Financial services               400.97             37.06              281.85          36.86
Manufacturing                    170.54             15.76              125.67          16.44
Telecom                          156.14             14.43              116.14          15.19
Retail                           127.38             11.77               88.56          11.58
Others                           226.95             20.98              152.40          19.93
--------------------------------------------------------------------------------------------
TOTAL                          1,081.98            100.00              764.62         100.00
--------------------------------------------------------------------------------------------

RECONCILIATION OF ACCOUNTS AS PER INDIAN GAAP AND US GAAP

                                                                                       in Rs. crore
---------------------------------------------------------------------------------------------------
                                                    Three months ended June     Year ended March 31,
                                                           30, 2003                     2003
---------------------------------------------------------------------------------------------------
NET PROFIT AS PER INDIAN GAAP                                 278.1                    957.9
Amortization of deferred stock compensation                    (5.0)                   (23.2)
Deferred Taxes                                                  0.1                     (0.9)
Gain on forward foreign exchange contracts                     (0.1)                     2.4
Net provision for investments                                     -                      9.1
Profit / (loss) from Progeon Limited                            0.8                     (3.1)
--------------------------------------------------------------------------------------------
CONSOLIDATED NET INCOME AS PER US GAAP                        273.9                    942.2
--------------------------------------------------------------------------------------------

REASONS FOR DIFFERENCES IN NET INCOME AS PER INDIAN GAAP AND US GAAP

AMORTIZATION OF DEFERRED STOCK COMPENSATION

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock on the grant date. In complying with this requirement, Infosys has charged to revenue under US GAAP an amount of Rs. 5 crore and Rs. 23.2 crore for the quarter ended June 30, 2003 and year ended March 31, 2003, respectively, as deferred stock compensation.

GAIN ON FORWARD EXCHANGE CONTRACTS

Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under the US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement.

NET PROVISION FOR INVESTMENTS

Under US GAAP, recognition of unrealized gains on intellectual property rights is not permitted. Consequently, an amount of Rs. 9.1 crore was recognized during the year ended March 31, 2003 in Indian GAAP only. Provision has been made for this investment under Indian GAAP during the quarter ended September 30, 2002.

PROFIT / (LOSS) IN SUBSIDIARY

Under US GAAP, consolidation of all majority owned subsidiaries is mandatory. Consequently, the profits in Progeon, the company's subsidiary, amounting to Rs.
0.8 crore and losses of Rs. 3.1 crore were recorded in the US GAAP financial statements for the quarter ended June 30, 2003 and year ended March 31, 2003 respectively.

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARY

                                                                                                  in Rs. crore
--------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet as at                    June 30, 2003         June 30, 2002         March 31, 2003
--------------------------------------------------------------------------------------------------------------
SOURCES OF FUNDS

SHAREHOLDERS' FUNDS
Share capital                                             33.12                 33.09                 33.12
Reserves and surplus                                   3,104.35              2,263.25              2,824.37
Preference shares issued by subsidiary                    49.00                 49.00                 49.00
                                                       ----------------------------------------------------
                                                       3,186.47              2,345.34              2,906.49
                                                       ====================================================

APPLICATION OF FUNDS

FIXED ASSETS
Original cost                                          1,371.49              1,098.94              1,279.04
Less: Depreciation and amortization                      623.30                431.75                578.54
                                                       ----------------------------------------------------
Net book value                                           748.19                667.19                700.50
Add: Capital work-in-progress                             45.45                 89.14                 77.39
                                                       ----------------------------------------------------
                                                         793.64                756.33                777.89

INVESTMENTS                                              115.13                 44.71                 20.95

DEFERRED TAX ASSETS                                       38.34                 24.84                 36.81

CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors                                           565.50                413.89                518.65
Cash and bank balances                                 1,385.42                892.60              1,346.54
Loans and advances                                       977.52                723.17                913.46
                                                       ----------------------------------------------------
                                                       2,928.44              2,029.66              2,778.65
Less: Current liabilities                                357.06                214.53                319.60
      Provisions                                         332.02                295.67                388.21
                                                       ----------------------------------------------------
NET CURRENT ASSETS                                     2,239.36              1,519.46              2,070.84

                                                       ----------------------------------------------------
                                                       3,186.47              2,345.34              2,906.49
                                                       ====================================================

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys" or "company") and Progeon Limited ("Progeon" or "subsidiary") have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared applying uniform accounting polices used in Infosys and Progeon.

Infosys Technologies Limited - Financial Release       Indian GAAP Press Release
June 30, 2003

----------------------------------------------------------------------------------------------------------------
                                                                       Quarter ended                Year ended
Consolidated Profit and Loss Account for the                  June 30, 2003      June 30, 2002    March 31, 2003
----------------------------------------------------------------------------------------------------------------
INCOME
     Overseas                                                     1,071.38            750.62          3,564.36
     Domestic                                                        23.32             14.10             75.62
                                                                ----------------------------------------------
                                                                  1,094.70            764.72          3,639.98
COST OF REVENUES                                                    579.60            377.74          1,822.96
                                                                ----------------------------------------------
GROSS PROFIT                                                        515.10            386.98          1,817.02

SELLING AND MARKETING EXPENSES                                       81.64             55.27            271.73
GENERAL AND ADMINISTRATION EXPENSES                                  82.98             58.03            275.67
                                                                ----------------------------------------------

OPERATING PROFIT (EBIDTA)                                           350.48            273.68          1,269.62
Interest                                                                 -                 -                 -
Depreciation and amortization                                        45.14             40.49            190.34
                                                                ----------------------------------------------
OPERATING PROFIT AFTER INTEREST, DEPRECIATION
AND AMORTIZATION                                                    305.34            233.19          1,079.28

OTHER INCOME                                                         31.94             24.94            100.26
PROVISION FOR INVESTMENTS                                             6.36                               23.77
                                                                ----------------------------------------------
NET PROFIT BEFORE TAX                                               330.92            258.13          1,155.77
                                                                ----------------------------------------------

Provision for taxation                                               52.00             42.50            201.00
                                                                ----------------------------------------------
NET PROFIT AFTER TAX                                                278.92            215.63            954.77
                                                                ----------------------------------------------
AMOUNT AVAILABLE FOR APPROPRIATION                                  278.92            215.63            954.77
                                                                ----------------------------------------------

DIVIDEND
  Interim                                                                -                 -             82.76
  Final
  (Proposed, subject to deduction of tax if any)                         -                 -             96.05
  Dividend Tax                                                           -                 -             12.30
Amount transferred - general reserve                                     -                 -            763.66
                                                                ----------------------------------------------
Balance in Profit and Loss Account                                  278.92            215.63            954.77
                                                                ==============================================

EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
  Basic                                                              42.10             32.58            144.20
  Diluted                                                            41.96             32.28            142.89

Number of shares used in computing earnings per share
  Basic                                                         66,245,174        66,188,530        66,211,068
  Diluted                                                       66,479,367        66,795,945        66,816,821
                                                                ----------------------------------------------